


06012213

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Atlease Gold Limited (f/k/a Sub Nigel Gold Mining Co. Ltd.

*CURRENT ADDRESS: Sub Nigel Gold Mine
No. 1 Shaft
Nigel, 1490, South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2006

FILE NO. 82- 1798 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☒ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: mr

DAT : 4/4/06

# SUB NIGEL

# GOLD MINING COMPANY LIMITED





# 2005
## ANNUAL REPORT



GOLD MINING COMPANY LIMITED

(Reg No. 1984/006179/06) ("Sub Nigel" or "the company")
Share Code: SBN ISIN: ZAE 000017539

# 2005 ANNUAL REPORT

## CONTENTS

| | |
|---|---|
| **Country of Incorporation:** | South Africa |
| **Registration Number:** | 1984/006179/06 |
| **Nature of Business:** | Gold exploration and mining |
| **Company Secretary:** | Statucor (Proprietary) Limited<br>13 Wellington Road<br>Parktown, 2193 |
| **Registered Office:** | Sub Nigel Gold Mine<br>No. 1 Shaft<br>Nigel, 1490<br>Tel No.: +27 11 814 4290<br>Fax No.: +27 11 814 7975<br>E-mail: reynoldsac@mweb.co.za |
| **Transfer Secretaries:** | Computershare Investor Services 2004 (Pty) Ltd<br>70 Marshall Street<br>Marshalltown, 2107 |
| **Sponsor:** | Sasfin Corporate Finance<br>A Division of Sasfin Bank Limited<br>PO Box 95104<br>Grant Park, 2051 |
| **Legal Advisors:** | Deneys Reitz Inc.<br>82 Maude Street<br>Sandton, 2196 |
| **Bankers:** | Nedbank Limited<br>East Rand Commercial Branch<br>Shoprite Centre<br>Van Riebeeck Avenue<br>Edenvale, 1609 |
| **Auditors:** | Grant Thornton<br>Registered Accountants and Auditors<br>Chartered Accountants (SA)<br>South African Member of Grant Thornton<br>137 Daisy Street, Cnr Grayston Drive<br>Sandown, 2196 |

**Stated Capital**
The authorised and issued share capital of the company comprised 200 000 000 and 73 752 920 no par value ordinary shares respectively. (See note 7 of the notes to the Annual Financial Statements).

The issued stated capital increased by 6 921 428 shares from 66 831 492 shares. The increase in the issued stated capital was as a result of the issue of the following shares in terms of a general authority to issue shares for cash that was granted at the last Annual General Meeting of the company on 22 December 2004:

- 850 000 ordinary shares on 22 October 2004 at an issue price of 70 cents per share to Kabusha Mining and Finance (Pty) Ltd;
- 3 571 428 ordinary shares on 30 November 2004 at an issue price of 70 cents per share to Kabusha Mining and Finance (Pty) Ltd; and
- 2 500 000 ordinary shares on 6 April 2005 at an issue price of 65 cents per share to Imara SP Reid.

Subsequent to year end, 11 000 000 ordinary shares were, in terms of the general authority to issue shares for cash granted at the last Annual General Meeting of the company held on 22 December 2004, allotted, issued and listed as set out below:

- 2 000 000 on 18 August 2005 at an issue price of 90 cents per share;
- 2 000 000 on 29 September 2005 at an issue price of 107 cents per share; and
- 7 000 000 on 29 September 2005 at an issue price of 135 cents per share.

The issuance of share capital under the general authority provided by shareholders is subject to the JSE Limited's regulations and the provision of the Sub Nigel Share Incentive Scheme. The current general authority expires on the date of the next Annual General Meeting to be held on 5 January 2006.

**Borrowing Powers**
The Company's Articles of Association have placed no restriction on its borrowing powers.

**The Sub Nigel Share Incentive Scheme**
The Sub Nigel Share Incentive Scheme, adopted at the Annual General Meeting on 22 December 2004, is designed to provide an alignment of the fortunes of the company with that of its senior management and executive directors. The maximum number of options or shares to be awarded is limited to 20% of the total issued stated capital of the company, and the maximum number of options or shares to be allotted to an individual is limited to 7% of the aggregate number of shares and options to be issued under the Sub Nigel Share Incentive Scheme. Each allotment vests in three equal tranches over a period of three years. Share and option allotments are authorised by the Board.

During the year under review 11 150 000 options were granted as set out below:

| | |
|---|---|
| **Executive directors** | 10 000 000 |
| ST Ward | 4 400 000 |
| AC Reynolds | 2 800 000 |
| HG Veldsman | 2 800 000 |
| **Senior management** | 1 150 000 |

Following the resignation of Mr ST Ward, 3 150 000 of the 4 400 000 options that were granted to him were cancelled.

**Dividend Policy**

No dividend was declared for the period under review. The company's dividend policy is to declare 20% of its attributable profit as a dividend, provided that the company has acceptable cash flow levels.

**Property and Mining Rights**

The register of property and mining rights is available for inspection at the registered office of the company during normal business hours.

**Review of Operations**

During the period under review the company conducted various underground investigations on its Spaarwater Project. Information gathered during these investigations resulted in the re-opening and re-commissioning of the Sub Nigel No.1 Shaft with the purpose of:

- confirming historical analytical data, conducting a detailed underground sampling programme and assessing the general condition of the underground workings, pursuant to completing a bankable feasibility study; and simultaneously
- conducting a gold cleanup in the area of the demolished gold plant at Sub Nigel No.1 Shaft and a small scale sweeping and vamping exercise underground, pursuant to "toll" treating the material in a neighbouring mines reduction plant.

Revenue from the above mining operations will only accrue to the company in the ensuing financial year.

**Subsequent Events**

It was announced on 22 November 2005 that the company has entered into an agreement with Aflease Gold and Uranium Resources Limited ("Aflease"), in terms of which the company will, subject to the fulfillment of certain conditions precedent including, inter alia the approval of the company's shareholders in general meeting, acquire from Aflease all the issued shares in New Kleinfontein Mining Company Limited ("New Kleinfontein") and all amounts due on loan account by New Kleinfontein to Aflease, and in consideration therefore, the company will issue 339 011 680 new ordinary shares to Aflease at an issue price of 96 cents per share, being the weighted average traded price of Sub Nigel shares over the 30 trading days prior to 23 August 2005.

The rationale for the transaction is to create a new gold vehicle that incorporates Aflease's East Rand gold assets, including the Modder East project, which are housed in New Kleinfontein, as well as Sub Nigel's East Rand and Free State gold assets.

Shareholders of the company representing approximately 58% of the company's issued share capital have irrevocably undertaken to vote in favour of this transaction.

Pursuant to the implementation of this transaction, which is expected to be during January 2006, the current members of the Sub Nigel board will resign and new board members will be appointed by Aflease to reflect the changes to Sub Nigel.

**Directors' Interest**

The directors' emoluments are disclosed in the notes to the financial statements under Note 11.

The direct and indirect beneficial interest of the directors of Sub Nigel shares as at 30 June 2005 are set out below:

| | Direct | % | Indirect | % |
|---|---|---|---|---|
| AC Reynolds | - | - | 750 000 | 1.0% |
| P St G Glyn | 100 | - | 375 000 | 0.5% |
| HG Veldsman | 362 600 | 0.5% | 750 000 | 1.0% |
| | 362 700 | 0.5% | 1 875 000 | 2.5% |

The direct and indirect beneficial interest of the directors of Sub Nigel shares as at 30 June 2004 are set out below:

| | Direct | % | Indirect | % |
|---|---|---|---|---|
| LG Holmes | - | - | 15 234 861 | 22.81% |
| AC Reynolds | - | - | 1 500 000 | 2.24% |
| HG Veldsman | 362 600 | 0.5% | 1 500 000 | 2.24% |
| P St G Glyn | 100 | - | 750 000 | 1.12% |
| ST Ward | 100 | - | 8 700 000 | 13.02% |
| | 362 800 | 0.5% | 27 684 861 | 41.43% |

**Corporate Governance**

The directors of the company endorse the principle of openness, integrity and accountability in the Code of Corporate Practices and Conduct as set out in the King 2 Report on Corporate Governance for South Africa ("the Code"). The company has a unitary board of directors comprising 2 executive and 2 non-executive directors. The executive directors are responsible for the day-to-day activities and risk management of the company and are responsible for ensuring that the decisions, strategies and views of the board of directors are implemented.

Due to the size and current nature of the company, the company does not have at this stage any formal written policies on ethical standards, stakeholder philosophy, employees, the environment and health and safety.

## APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements set out on pages 6 to 20 for the year ended 30 June 2005 were approved by the board of directors on 30 November 2005 and are signed on its behalf by:

**S Swana**
*Non-executive chairman*

**AC Reynolds**
*Chief executive officer*

## REPORT OF THE INDEPENDENT AUDITORS

**Report of the Independent Auditors to the members of Sub Nigel Gold Mining Company Limited**

We have audited the annual financial statements and group annual financial statements of Sub Nigel Gold Mining Company Limited set out on pages 6 to 20 for the year ended 30 June 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

**Scope**

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material mis-statement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

**Audit Opinion**

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and group at 30 June 2005 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

**Grant Thornton**
*Registered Accountants and Auditors*
*Chartered Accountants (SA)*

30 November 2005

### Nature of Business and Principle Activities
Sub Nigel is a junior gold mining company currently committed to further develop its mining assets.

### Statement of Responsibility
The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and related information. The auditors are responsible to report on the fair presentation of the annual financial statements. The annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act of South Africa, supported by reasonable and prudent judgements and estimates where required.

The directors are also responsible for the company's and group's systems of internal financial control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the annual financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect mis-statement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the financial year under review.

### Financial Results
Results of the company and the group's operations for the year ended 30 June 2005 are set out on pages 8 - 11 of this report, and do not require further comment.

### Directorate
The following persons comprised the board of directors during the year ended 30 June 2005:

| | | |
|---|---|---|
| Mr Leslie Gordon Holmes | (62) | Non executive chairman - resigned on 8 November 2004 |
| Mr Stephen Thomas Ward | (34) | Chief executive officer - *B Sc (Mining) & MBA* |
| Mr Adrian Carl Reynolds | (57) | Executive director |
| Mr Patrick St George Glyn | (48) | Non-executive director - *B Com, B Compt (Hons), C.A. (SA)* |
| Mr Hendrik Gideon Veldsman | (56) | Executive director - *B Sc Hons (Geology)* |

Subsequent to the year ended 30 June 2005:

- Mr Stephen Thomas Ward resigned as a director and chief executive officer of the company on 19 August 2005 and Mr Adrian Carl Reynolds was appointed as chief executive officer in his stead;
- Mr Sandile Swana was appointed as non-executive chairman of the company on 8 July 2005.

In terms of the company's articles of association, Mr HG Veldsman retires at the forthcoming Annual General Meeting and is eligible for re-election.

The company has not entered into any contract of service with any of the directors.

### Going Concern

The annual financial statements have been prepared on the going concern basis, since the directors have reason to believe that funding will be made available to further develop the company's mining assets. This is based on the agreement with Aflease Gold and Uranium Resources Limited as further disclosed in the Chairman's Report and the ability to issue further shares for cash when the need arises.

### Subsidiary

| Company | Nature of business | Issue share capital | % Holdings | Shares at cost | Amounts owing to | Loss after taxation |
|---|---|---|---|---|---|---|
| Etendeka Prospecting & Mining Co. (Pty) Ltd | Prospecting | N$ 100 | 100% | N$ 100 | N$ 27 160 | N$ 32 260 |

Etendeka Prospecting and Mining Company (Pty) Ltd ("Etendeka"), a company incorporated in the Republic of Namibia, is in the development stage and currently engages principally in the exploration, evaluation and development of mineral properties in Namibia. As a development stage company, Etendeka is currently unable to self-finance its operations and is financed by the company.

## CERTIFICATE OF COMPLIANCE

In terms of Section 268(G)(d) of the Companies Act 1973, as amended, I certify that the company has lodged with the Companies and Intellectual Property Registration Office (CIPRO) all such returns as required by the Companies Act and that all such returns are true, correct and up to date.

**STATUCOR (PROPRIETARY) LIMITED**
Company Secretary

| At 30 June 2005 | Notes | Group 2005 R000's | Group 2004 R000's | Company 2005 R000's | Company 2004 R000's |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Mining assets | 2 | **6 983** | 30 678 | **6 983** | 30 678 |
| Property, plant and equipment | 3 | **91** | 16 | **91** | 16 |
| **Current assets** | | **1 786** | 1 395 | **1 813** | 1 395 |
| Inventory | 4 | **53** | - | **53** | - |
| Trade and other receivables | 5 | **558** | 346 | **585** | 346 |
| Cash and cash equivalents | 6 | **1 175** | 1 049 | **1 175** | 1 049 |
| | | **8 860** | 32 089 | **8 887** | 32 089 |
| **Equity and liabilities** | | | | | |
| **Capital and reserves** | | **8 233** | 31 129 | **8 447** | 31 310 |
| Stated capital | 7 | **35 148** | 30 428 | **35 338** | 30 618 |
| Option reserves | | **187** | - | **187** | - |
| Accumulated (loss)/profit | | **(27 102)** | 701 | **(27 078)** | 692 |
| **Current liabilities** | | **627** | 960 | **440** | 779 |
| Provision | 9 | **150** | 150 | **150** | 150 |
| Trade and other payables | 10 | **296** | 529 | **290** | 529 |
| Short term loan | 8 | **181** | 181 | **-** | - |
| Bank overdraft | 6 | **-** | 100 | **-** | 100 |
| | | **8 860** | 32 089 | **8 887** | 32 089 |

## For the year ended 30 June 2005

| | Notes | Group 2005 R000's | Group 2004 R000's | Company 2005 R000's | Company 2004 R000's |
|---|---|---|---|---|---|
| Revenue | | - | - | - | - |
| Expenditure | 11 | **(3 528)** | (2 833) | **(3 495)** | (2 833) |
| Operating loss | | **(3 528)** | (2 833) | **(3 495)** | (2 833) |
| Mine development cost written off | | **(24 229)** | - | **(24 229)** | - |
| Investment income | | **30** | 57 | **30** | 57 |
| Finance costs | 12 | **(22)** | (226) | **(22)** | (226) |
| Loss before taxation | | **(27 749)** | (3 002) | **(27 716)** | (3 002) |
| Taxation | 13 | **(54)** | - | **(54)** | - |
| Loss after taxation | | **(27 803)** | (3 002) | **(27 770)** | (3 002) |
| Loss per share (cents) | | **(37.70)** | (4.50) | **(37.65)** | (4.50) |
| Headline loss per share (cents) | | **(37.70)** | (4.50) | **(37.65)** | (4.50) |
| Weighted average loss per share (cents) | | **(39.67)** | (5.06) | **(39.62)** | (5.06) |
| Number of shares in issue | | **73 752 920** | 66 705 058 | **73 752 920** | 66 831 492 |
| Weighted average number of shares in issue | | **70 091 531** | 59 324 031 | **70 091 531** | 59 450 465 |

## STATEMENT OF CHANGE IN EQUITY

### For the year ended 30 June 2005

| Group | Stated Capital R000's | Option Reserves R000's | Accumulated (Loss)/Profit R000's |
|---|---|---|---|
| Balance at 1 July 2003 | 23 453 | - | 3 703 |
| Net loss for the year | - | - | (3 002) |
| Share issues | 6 975 | - | - |
| Balance at 1 July 2004 | 30 428 | - | 692 |
| Net loss for the year | - | - | (27 803) |
| Share option issued | - | 187 | - |
| Share issues | 4 720 | - | - |
| **Balance at 30 June 2005** | **35 148** | **187** | **(27 102)** |

| Company | Stated Capital R000's | Option Reserves R000's | Accumulated (Loss)/Profit R000's |
|---|---|---|---|
| Balance at 1 July 2003 | 23 643 | - | 3 694 |
| Net loss for the year | - | - | (3 002) |
| Share issues | 6 975 | - | - |
| Balance at 1 July 2004 | 30 618 | - | 692 |
| Net loss for the year | - | - | (27 770) |
| Share option issued | - | 187 | - |
| Share issues | 4 720 | - | - |
| **Balance at 30 June 2005** | **35 338** | **187** | **(27 078)** |

## For the year ended 30 June 2005

| | Notes | Group 2005 R000's | Group 2004 R000's | Company 2005 R000's | Company 2004 R000's |
|---|---|---|---|---|---|
| **Cash utilised by operating activities** | | **(4 068)** | (2 445) | **(4 068)** | (2 445) |
| Cash utilised by operations | 15.1 | **(3 578)** | (2 827) | **(3 545)** | (2 827) |
| Investment income | | **30** | 57 | **30** | 57 |
| (Increase)/decrease in working capital | 15.2 | **(498)** | 551 | **(531)** | 551 |
| Cash utilised by operating activities | | **(4 045)** | (2 219) | **(4 046)** | (2 219) |
| Finance costs | | **(22)** | (226) | **(22)** | (226) |
| **Cash (expended on) /retained from investing activities** | | **(613)** | 322 | **(613)** | 322 |
| Additions to mining assets | | **(534)** | (11) | **(534)** | (11) |
| Additions to property, plant and equipment | | **(79)** | 333 | **(79)** | 333 |
| **Cash flow from financing activities** | | **4 907** | 3 020 | **4 907** | 3 020 |
| Capital raised | | **4 720** | 4 350 | **4 720** | 4 350 |
| Increase in option reserve | | **187** | - | **187** | - |
| Loan repaid | | **-** | (1 330) | **-** | (1 330) |
| Movement of cash and cash equivalents | | **226** | 897 | **226** | 897 |
| Cash and cash equivalents at beginning of year | | **949** | 53 | **949** | 53 |
| Cash and cash equivalents at end of year | 6 | **1 175** | 949 | **1 175** | 949 |

**For the year ended 30 June 2005**

## 1. Accounting policies

### 1.1 Basis of presentation

The annual financial statements are prepared on the historical cost basis and incorporate the principle accounting policies, set out below, which are consistent with those of the previous year. The policies comply with South African Statements of Generally Accepted Accounting Practice. The annual financial statements are prepared on the going concern basis.

### 1.2 Mining assets

Expenditure incurred on mine development and on mining rights in advance of production cost is capitalised. Mine development costs consist primarily of direct expenditure and direct borrowing costs necessary to develop an ore body for economic exploitation. The depreciation of such mining assets is only to commence after the mine has reached commercial production levels, at which stage the depreciation will be computed over the life of the mine, based on the proven and probable reserves.

### 1.3 Provisions

Provisions are recognised when the group and company have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

### 1.4 Exploration cost

Exploration costs are expensed as incurred.

### 1.5 Basis of consolidation

The consolidated financial statements include those of the company, of its subsidiary company and of its share incentive trust (collectively "the group").

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions and balances between group companies are eliminated.

### 1.6 Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on the straight line basis at rates considered appropriate to reduce carrying values to estimated residual value over their estimated useful lives, which are as follows:

- Computer equipment: 3 years
- Office equipment: 6 years
- Office furniture: 6 years

### 1.7 Impairment

The possible impairment of non-current assets is assessed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any impairment loss will be recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, being the higher of an asset's net selling price and value in use. To determine the recoverable amount, management makes its best estimates of the future cash inflows that will be obtained over the life of the mine and discounts the cash flows by a rate that is based on the time value of money adjusted to the risk associated with the applicable project.

Management's best estimate includes only those projections that it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices and fluctuations in rates of exchange. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

### 1.8 Inventory

Inventory is stated at the lower of cost or net realisable value, and is valued on the first-in-first-out basis.

### 1.9 Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred taxation assets are the amounts of income taxes recoverable in future periods in respect of:

- deductible temporary differences; and
- the carry forward of unused tax losses.

A deferred taxation liability is recognised for all taxable temporary differences, unless the deferred taxation liability arises from:

- goodwill for which amortisation is not deductible for tax purposes; or
- the initial recognition of an asset or liability in a transaction which:
  - is not a business combination; and
  - at the time of the transaction, affects neither the accounting profit nor tax loss.

A deferred taxation asset is recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses (and unused tax credits) can be utilised.

### 1.10 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with the bank.

**For the year ended 30 June 2005**

## 2. Mining assets

Group and company

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **Spaarwater Project** | **4 719** | 28 414 |
| Opening value | **28 414** | 28 386 |
| Additions | **534** | 28 |
| Write off | **(24 229)** | - |
| **Ventersburg Project** | **2 264** | 2 264 |
| Opening value | **2 264** | - |
| Mining right aquired | - | 2 258 |
| Additions | - | 6 |
| **Total mining assets** | **6 983** | 30 678 |

An amount of R 24 228 826, relating to mine development build up 20 years ago, has been written off. These costs have ceased to bear any relation to the current value of the company's ore reserves and ability to mine these reserves. The decision was therefore reached to write off these development costs.

Management has determined, using assumptions and information contained in the scoping studies previously completed by Metallurgical Design Management (Pty) Ltd, that no impairment of the mining assets is necessary at this point in time.

The following assumptions were used by management to determine whether the mining assets may be impaired:

| | |
|---|---|
| Forecasted gold price: | US$ 400 |
| Forecasted ZAR/U$ exchange rate: | ZAR 7 |
| Discount rate | 15% |

## 3. Property, plant and equipment

Group and company

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **Computer, office equipment and furniture** | | |
| Opening net carrying value | **16** | 11 |
| Gross carrying value | **29** | 18 |
| Accumulated depreciation | **(13)** | (7) |
| Additions | **79** | 11 |
| Depreciation | **(4)** | (6) |
| Closing net carrying value | **91** | 16 |

For the year ended 30 June 2005

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **4. Inventory** | | |
| Group and company | | |
| Spares and consumables | 53 | - |
| **5. Trade and other receivables** | | |
| Group | | |
| Accounts receivables | 393 | - |
| Value Added Tax | 140 | 315 |
| Other receivables | 25 | 31 |
| | 558 | 346 |
| Company | | |
| Accounts receivables | 393 | - |
| Value Added Tax | 140 | 315 |
| Other receivables | 52 | 31 |
| | 585 | 346 |
| **6. Cash and cash equivalents** | | |
| Bank and cash balances | 1 175 | 1 049 |
| Bank overdraft | - | (100) |
| | 1 175 | 949 |
| **7. Stated capital** | | |
| Group | | |
| *Authorised* | | |
| - 200 000 000 (2004: 200 000 000) ordinary shares of no par value | | |
| *Issued* | | |
| - 73 752 970 (2004: 66 831 492) ordinary shares of no par value | | |
| - stated capital account | 35 338 | 30 618 |
| Elimination of treasury shares | (190) | (190) |
| | 35 148 | 30 428 |

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **7. Stated capital** (continued) | | |
| Company | | |
| *Authorised* | | |
| - 200 000 000 (2004: 200 000 000) ordinary shares of no par value | | |
| *Issued* | | |
| - 73 752 970 (2004: 66 831 492) ordinary shares of no par value | | |
| - stated capital account | **35 338** | 30 618 |

The un-issued shares in the company are under control of the directors, subject to section 221 and 222 of the Companies Act, 1973 as amended, and to the rules and regulations of the JSE Limited until the next annual general meeting of the company.

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **8. Short term loan** | | |
| Group | | |
| The Leslie Gordon Holmes Family Trust | **181** | 181 |

During the 2004 financial year, a change in accounting policy occurred whereby the Sub Nigel Share Incentive Trust was consolidated as part of the group. The result of this was the recognition of the above liability on consolidation. The liability is interest free with no fixed repayment terms.

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **9. Provisions** | | |
| Group and company | | |
| Environmental rehabilitation | **150** | 150 |

The company has provided the Department of Minerals and Energy with three bank guarantees, two of R150 000 each and one of R55 000, for environmental rehabilitation costs to be incurred. Only R150 000 was provided for in the financial statements for rehabilitation of the Spaarwater Project. The other R150 000 in respect of the Venterburg Project and the R55 000 for Spaarwater exploration has not yet been provided for in the financial statements as no disturbances to the environment have taken place at this stage.

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **10. Trade and other payables** | | |
| Group | | |
| Trade payables | 76 | 466 |
| Accruals | 109 | 42 |
| Other payables | 111 | 21 |
| | 296 | 529 |
| Company | | |
| Trade payables | 71 | 466 |
| Accruals | 109 | 42 |
| Other payables | 110 | 21 |
| | 290 | 529 |
| **11. Expenditure** | | |
| Group and company | | |
| Included in the net loss is the following: | | |
| Auditors' remuneration for audit services | | |
| - Group | 133 | 36 |
| - Company | 127 | 36 |
| Depreciation | 4 | 6 |
| Staff cost | 276 | 32 |
| Directors' remuneration | 1 100 333 | 376 |
| **Executive directors:** | | |
| HG Veldsman | 288 000 | 144 |
| AC Reynolds | 397 000 | 169 |
| ST Ward (resigned) | 295 000 | 59 |
| **Non-executive directors:** | | |
| S Swana | - | - |
| P St G Glyn | 120 333 | 4 |
| LG Holmes (resigned) | - | - |

The company had 6 employees during the year, excluding directors.

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **12. Finance costs** | | |
| Group and company | | |
| Borrowings | - | 191 |
| Bank overdrafts | 22 | 35 |
| | 22 | 226 |

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **13. Taxation** | | |
| No provision was made for taxation as a result of losses incurred in the current and prior years. | | |
| The estimated tax loss available to set of against future taxable income amounts to: | | |
| Group | **4 642** | 1 596 |
| Company | **4 610** | 1 596 |
| In addition, unredeemed capital expenditure available for set off against future taxable income derived from mining operations amounts to: | **33 553** | 33 015 |
| The taxation amount of R54 000 relates to an underprovision in taxation from prior years. | | |

## 14. Contingent liabilities

Group and company

Three guarantees totalling R350 000 for environmental rehabilitation of land at the Spaarwater and Ventersburg Projects have been provided by Nedbank Limited.

## 15. Cash flow statement

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **15.1 Cash utilised by operations** | | |
| Group | | |
| Loss before taxation | **(27 803)** | (3 002) |
| Net finance costs | **(8)** | 169 |
| Non-cash items: | | |
| - Depreciation | **4** | 6 |
| - Mine development costs written off | **24 229** | - |
| | **(3 578)** | (2 827) |
| Company | | |
| Loss before taxation | **(27 770)** | (3 002) |
| Net finance costs | **(8)** | 169 |
| Non-cash items: | | |
| - Depreciation | **4** | 6 |
| - Mine development costs written off | **24 229** | - |
| | **(3 545)** | (2 827) |

| | 2005 R000's | 2004 R000's |
|---|---|---|
| **15.2 Working capital changes** | | |
| Group | | |
| Increase in inventory | (53) | - |
| (Increase)/decrease in receivables and prepayments | (210) | 86 |
| (Decrease)/increase in trade and other payables | (235) | 465 |
| | (498) | 551 |
| Company | | |
| Increase in inventory | (53) | - |
| (Increase)/decrease in receivables and prepayments | (239) | 86 |
| (Decrease)/increase in trade and other payables | (239) | 465 |
| | (531) | 551 |

## 16. Risk management

The group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the group is approved by the board of directors.

(i) *Foreign exchange risk*
The group is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The group, however, does not hedge its exposure to foreign currency exchange risk.

(ii) *Interest rate risk*
The group's income and operating cash flows are substantially independent of changes in market interest rates. The group has no signficant interest-bearing assets. The group has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) *Credit risk*
The group has no significant concentrations of credit risk.

(iv) *Liquidity risk*
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

### 17. Commitments

| | Within one year | Two to five years |
|---|---|---|
| Premises | R70 000 | - |

### 18. Related party transactions

No related party transactions were entered into during the current financial year..

**Interest of directors in share capital**

At the accounting date, the directors were directly or indirectly interested in 2 237 700 of the issued ordinary shares of the company.

**Share options granted to directors**

Share options were granted to directors as per the terms of the Sub Nigel Share Incentive Scheme (see Chairman's report).

The aggregate number of share options granted to the directors and senior management of the company during the year was 10 000 000.

| **Major shareholders** | **Number of shares** | |
|---|---|---|
| Falcon Investments (Pty) Ltd | 7 499 700 | 10.2% |
| Justpoint Nominees (Pty) Ltd | 8 776 212 | 11.9% |
| The Board of Executors Noms No 1 | 11 167 161 | 15.1% |
| Goldfields Ltd | 12 500 000 | 16.9% |

**Shareholder spread**

To the best knowledge of the directors and after reasonable enquiry the spread of shareholders as at 30 June 2005 as defined by the JSE Limited, was as follows:

| | **Number of shareholders** | |
|---|---|---|
| Public Shareholders | 1 026 | 99.5% |
| Non-public shareholders | 5 | 0.5% |
| Directors and associates | 3 | 0.3% |
| Nominee companies or Trusts | 2 | 0.2% |
| Total | 1 031 | 100.0% |

**SUB NIGEL GOLD MINING COMPANY LIMITED**
(Reg. No. 1984/006179/06) ("Sub Nigel" or "the company)
Share Code: SBN ISIN: ZAE 000017539

Notice is hereby given that the Annual General Meeting of Sub Nigel Gold Mining Company Limited will be held at 10h00 on 5 January 2006 at the offices of Aflease Gold and Uranium Resources Limited, Ground Floor, Block A, Empire Office Park, 55 Empire Road, Parktown for the purpose of considering and, if deemed fit, passing with or without modification, the resolutions as set out below:

**Ordinary Resolution number 1 – Approval of annual financial statements**
"Resolved that the annual financial statements of the group for the year ended 30 June 2005, together with the reports of the directors and the auditors of the company be and is hereby approved"

**Ordinary Resolution number 2 – Re-election of director**
"Resolved that Mr HG Veldsman who retires as a director in terms of the company's articles of association, being eligible, offers himself for re-election, be and is hereby re-elected as a director of the company"

In terms of paragraph 3.84(e) of the regulations of the JSE Securities Exchange Limited, Mr Veldsman (56 years old) is an executive director and his brief details are as follows:

Educational qualifications: B Sc Hons (Geology)
Work experience: Thirty two years experience in mineral exploration and mining.

**Ordinary Resolution number 3 – Auditors re-appointment and remuneration**
"Resolved that the firm Grant Thornton be re-appointed as auditors of the company for the ensuing period terminating on the conclusion of the next Annual General Meeting and the directors be authorised to fix the auditors' remuneration for the past year."

**Ordinary Resolution number 4 – Unissued shares under the control of directors**
"Resolved that in terms of section 221 of the Companies Act, 1973, (Act 61 of 1973) as amended, the company hereby extends, until the next Annual General Meeting, the directors' authority to allot and issue, at their discretion and in terms of the regulations of the JSE Limited, the unissued shares of the company."

**Ordinary Resolution number 5 – Issue of shares for cash**
"Resolved that the directors have the powers to allot and issue any shares of any class already in issue in the capital of the company for cash when the directors consider it appropriate in the circumstances subject to the following:

- this authority shall not endure beyond the earlier of the next Annual General Meeting of the company or 15 months from the date of the meeting;

- there will be no restrictions in regard to the person to whom the shares may be issued, provided that such shares are to be issued to public shareholders as (as defined by the JSE Securities Exchange Limited in its Listing Requirements) and not to related parties;

- which, together with prior issues during any financial year, will constitute 5% or more of the number of shares of that class in issue, the company shall, by way of a paid press announcement in terms of 11.22 of the JSE Securities Exchange Listing Requirements, give full details thereof, including the effect on the net asset value of the company and earnings per share, the number of securities issued and the average discount to the weighted average traded price of the securities over the 30 days prior to the date the price of such issue was determined or agreed by the company's directors;

- that issues in the aggregate in any one year may not exceed 15% of the number of shares of that class of the company's issued shares (including instruments which are compulsorily convertible into shares of that class) at the date of application less any shares of that class issued, or to be issued in the future arising from options/convertible securities issued during the current financial year, plus any shares to be issued pursuant to an announced, irrevocable and fully underwritten rights offer or to be issued pursuant to any acquisition for which final terms have been announced;

- the maximum discount at which the securities may be issued is 10% of the weighted average traded price of those securities over a 30 business days prior to the date that the price of the issue is determine or agreed by the directors; and

- a 75% majority of votes cast by the shareholders present or represented by proxy at the General Meeting is required to approve the resolution."

**Ordinary Resolution number 6 – Other business**
"Resolve that such other business as may be transacted at the Annual General Meeting of the company be and is hereby transacted and approved."

A member entitle to attend and vote at the meeting is entitled to appoint a proxy to attend, speak and, on a poll, vote in his stead. A proxy need not be a member of the Company. Proxy forms must reach the company secretary, Statucor (Proprietary) Limited, Private Bag X60500, Houghton, 2041, by not later than 24 hours before the scheduled time of the meeting.

Shareholders who hold their shares in certificated form or are own name dematerialised shareholders and who are unable to attend the Annual General Meeting, but wish to be represented at the Annual General Meeting must complete the form of proxy enclosed, in accordance with the instructions contained therein to be received by the company secretary by no later than 24 hours before the scheduled time of the meeting.

Other shareholders who hold their shares in a uncertificated form through a Central Share Depository Participant ("CSDP") or broker and who wish to attend the Annual General Meeting, must instruct their

CSDP or broker to issue them with the necessary authority to attend the Annual General Meeting in terms of the custody agreement between the shareholders and their CSDP or broker.

Other shareholders who hold their shares in a uncertificated form through a CSDP or broker and who wish to vote by way of proxy at the Annual General Meeting, must provide their CSDP or broker with their voting instructions, in terms of the custody agreement entered into between such shareholders and their CSDP or broker. These instructions must be provided to the CSDP or broker by the cut-off time and date advised by the CSDP or broker for instructions of this nature.

In respect of the dematerialised shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by the CSDP or broker completes the form of proxy in terms of which he appoints a proxy to vote at the Annual General Meeting.

By order of the board

**STATUCOR (PROPRIETARY) LIMITED**
Company Secretary

30 November 2005


SUB NIGEL

GOLD MINING COMPANY LIMITED

Design and Production: Webbs Graphics cc
Printing: Logoprint, Cape Town

# SUB NIGEL

GOLD
MINING
COMPANY
LIMITED

# 2005
ANNUAL REPORT

# SUB NIGEL GOLD MINING COMPANY LIMITED

(Reg No 1984/006179/06) ("Sub Nigel" or "the company") Share Code: SBN
ISIN: 082236176

## Form of proxy

For use only by certificated shareholders and own name dematerialised shareholders at the Annual General Meeting of the company to be held at 10h00 on 5 January 2006 at the offices of Aflease Gold and Uranium Resources Limited, Ground Floor, Block A, Empire Office Park, 55 Empire Road, Parktown ("The Annual General Meeting")

I/We (block letters) ______________________

of ______________________

Telephone: (Work) ( ) ______ Telephone: (Home): ( ) ______

being the holders of [ ] ordinary shares in the company do hereby appoint:

1. ______________________ or failing him,

2. ______________________ or failing him,

3. the Chairman of the Annual General Meeting,
as my/our proxy to act for me/us on my/our behalf at the annual general meeting to be held on Thursday, 5 January 2006 or any adjournment thereof:

I/We hereby direct that my/our proxy shall exercise his discretion as to the manner in which he votes, except as indicated below:

| | Number of votes (one vote per ordinary share) | | |
|---|---|---|---|
| | **For** | **Against** | **Abstain** |
| Ordinary Resolution No. 1: Approval of annual financial statements | | | |
| Ordinary Resolution No. 2: Re-election of Mr HG Veldsman as a director | | | |
| Ordinary Resolution No. 3: Auditors re-appointment and remuneration | | | |
| Ordinary Resolution No. 4: Unissued shares under the control of the directors | | | |
| Ordinary Resolution No. 5: Issue of shares for cash | | | |
| Ordinary Resolution No. 6: Other business | | | |

and generally act as my/our proxy at the said Annual General Meeting. If you return this form duly signed, without any specific directions, the proxy shall be entitled to vote as he/she thinks fit.

Dated at ______ on this the ______ day of ______ 2005

Signature ______________________

Assisted by me (where applicable) ______________________

Each shareholder is entitled to appoint one or more proxies (who need not to be a member of the company) to the company secretary.

## NOTES

1. A member may insert the name of the proxy or the names of the two proxies of his/her choice in the space provided, with or without deleting "the chairman of the Annual General Meeting", but any such deletion must be initialled by the member. The person whose name appears first on the form of the proxy and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Forms of proxy must be lodged at the company's transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received no later than 10h00 on **Tuesday, 3 January 2006**.

3. The completion and lodging of this form of proxy will not preclude the relevant member from attending the Annual General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

4. Documentary evidence establishing the authority of the person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's transfer sectaries or waived by the chairman of the Annual General Meeting.

5. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.